A2Z Smart Technologies Qualifies to Trade on OTCQX

Continues Building Visibility Among U.S. Investors with Swift Graduation from the OTCQB to OTCQX Market

Tel Aviv, Israel – Accesswire – September 23, 2020 – A2Z Smart Technologies, Inc. (TSXV: AZ) (OTCQX: AAZZF) ("A2Z" or the "Company"), an innovative technology company specializing in state-of-the-art automation and electronics technology, has qualified to trade on the OTC Markets Group Inc.'s OTCQX® Best Market under the symbol "AAZZF" — effective September 23, 2020 at the open of trading. The Company upgraded to OTCQX from the OTCQB® Venture Market.

The OTCQX Market is designed for established, investor-focused U.S. and international companies seeking to provide transparent trading for their U.S. investors. Recognized by the Securities and Exchange Commission (SEC) as an established public market, the OTCQX enables investors to easily trade through the broker of their choice and empowers companies to improve the quality of information available for investors. Companies qualifying for OTCQX must meet high financial standards, follow best practice corporate governance, and demonstrate compliance with applicable securities laws.

A2Z Smart Technologies CEO Joseph Bentsur, stated, "We are very pleased and honored to have qualified to the OTCQX which will allow our shareholders to trade their shares on such a prestigious platform. This is another milestone that we are proud to achieve in our unwavering dedication to provide shareholder value for our investors."

About OTC Markets Group Inc.

OTC Markets Group Inc. (OTCQX: OTCM) operates the OTCQX® Best Market, the OTCQB® Venture Market and the Pink® Open Market for 10,000 U.S. and global securities. Through OTC Link® ATS and OTC Link ECN, the company connects a diverse network of broker-dealers that provide liquidity and execution services. They enable investors to easily trade through the broker of their choice and empower companies to improve the quality of information available for investors. To learn more about how OTC markets Group Inc. creates better informed and more efficient markets, visit www.otcmarkets.com. OTC Link ATS and OTC Link ECN are SEC regulated ATSs, operated by OTC Link LLC, member FINRA/SIPC.

About A2Z Smart Technologies, Inc.

A2Z Smart Technologies, Inc. is an innovative technology company based out of Israel, specializing in military technology and expanding into the civilian markets. A2Z has been operating for over 30 years and has a client base with 75 recurring clients, including the Israel Defense Forces, Security Forces, and Ministry of Defence among others. A2Z plans to leverage their cash flow-generating core-business to expand into the civilian robotics and automobile markets.

According to Zion Market Research, the Military Robotics space is expected to reach $53.93B by 2027 for a projected CAGR of 13.5%.(Summary of Report)

For additional information, please visit: https://a2zas.com

Twitter: @A2Z_Advanced
Instagram: @a2z_smart_tech

On Behalf of the Board,

Joseph Bentsur, CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may include forward-looking statements that are subject to inherent risks and uncertainties. All statements within this news release, other than statements of historical fact, are to be considered forward looking. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those described in forward-looking statements. Factors that could cause actual results to differ materially from those described in forward-looking statements include fluctuations in market prices, including metal prices, continued availability of capital and financing, and general economic, market or business conditions. There can be no assurances that such statements will prove accurate and, therefore, readers are advised to rely on their own evaluation of such uncertainties. We do not assume any obligation to update any forward-looking statements except as required under applicable laws.

Corporate Contact:
Gadi Levin
+972-8-932-4333
gadi@a2zas.com

Investors:
ClearThink
nyc@clearthink.capital